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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Brazil Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

105759104

(CUSIP Number)

Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
203-205 Brampton Road
London SW3 1LA
+44 20 7823 7044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 105759104			Page 2 of 8 Pages

1.	Name of Reporting Person: The Carrousel Fund Ltd.		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 478,900

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 478,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO;IV1

______________
1 Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Page 3 of 8 Pages

1.	Name of Reporting Person: The Carrousel Fund II Limited		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 470,400

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 470,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person (See Instructions): CO;IV1

______________
1 Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Page 4 of 8 Pages

1.	Name of Reporting Person: Carrousel Capital Ltd.		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 949,485

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 949,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 949,485

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): CO;IA1

______________
1 Not registered under the Investment Company Act of 1940.

CUSIP No. 105759104			Page 5 of 8 Pages

1.	Name of Reporting Person: Bruno Sanglé-Ferrière		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 949,485

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 949,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 949,485

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 105759104	Schedule 13D	Page 6 of 8 Pages

Item 1. Security and Issuer.
     This Amendment No. 4 to the statement on Schedule 13D amends Items 4 and 7 of the statement on Schedule 13D originally filed by: (a) The Carrousel Fund Ltd. (“Carrousel Fund I”), (b) The Carrousel Fund II Limited (“Carrousel Fund II”), (c) Carrousel Capital Ltd. (“Carrousel”), and (d) Bruno Sanglé-Ferrière (“Sanglé-Ferrière” and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the “Reporting Persons”) with the Securities and Exchange Commission on September 16, 2005 and amended by Amendment No. 1 filed on October 21, 2005, Amendment No. 2 filed on November 7, 2005 and Amendment No. 3 filed on November 9, 2005, which relate to the shares of common stock, $0.01 par value per share, of The Brazil Fund, Inc., a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     On November 4, 2005, the Fund distributed to its stockholders a letter from Robert J. Callander, Chairman of the Board of Directors of the Fund, convening the Special Meeting of Stockholders on December 13, 2005 and enclosing the Fund’s definitive proxy statement for the Special Meeting. The letter urged the stockholders to sign and return their proxies since the approval of the proposal to convert the Fund from a closed-end fund to an open-end fund requires the “affirmative vote of two-thirds of the shares outstanding.”
     In response to this letter, on November 9, 2005, Carrousel sent a letter to Mr. Callander (the “November 9th Letter”) identifying an inconsistency with the statement made in the Fund’s preliminary proxy statement, which states, under the heading “Voting Requirement,” that “Maryland Law requires the affirmative vote of the holders of two-thirds of the outstanding shares of common stock of the Fund for the adoption of proposal to convert the Fund from a closed end investment company to an open end investment company.” The November 9th Letter revealed that the Fund’s definitive proxy statement states, under the headings titled “General” and “Voting Requirement,” that the conversion of the Fund to an open-end fund requires the affirmative vote of the holders of three-quarters of the outstanding shares of the common stock of the Fund. Carrousel requested in the November 9th Letter that the Fund confirm that the statement made in Mr. Callander’s letter to stockholders was correct, that the approval of the conversion of the Fund requires the affirmative vote of two-thirds of the shares outstanding and that the statements made in the Fund’s definitive proxy statement are incorrect.
     The foregoing description of the November 9th Letter is not intended to be complete and is qualified in its entirety by the complete text of the November 9th Letter, which is filed as Exhibit I hereto and is incorporated herein by reference.
     Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

CUSIP No. 105759104	Schedule 13D	Page 7 of 8 Pages

Item 7. Material to be Filed As Exhibits.
     Item 7 is hereby amended by adding the following:

Exhibit I.	Letter, dated November 9, 2005, from Carrousel Capital Ltd. to Robert J. Callander, Chairman of the Board of The Brazil Fund, Inc.

CUSIP No. 105759104	Schedule 13D	Page 8 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 11, 2005

THE CARROUSEL FUND LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

THE CARROUSEL FUND II LIMITED
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

CARROUSEL CAPITAL LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Director

/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière